EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Incorporation
Netergy Microelectronics, Inc.	California, USA
Visit, Inc.	California, USA
Central Host, Inc.	California, USA
Contactual, Inc.	Delaware, USA
Zerigo, Inc.	Colorado, USA